PRESS RELEASE

Klondex Comments on Report

Vancouver, BC – September 10, 2014 – Klondex Mines Ltd. (KDX:TSX; KLNDF:OTCQX) (“Klondex” or the “Company”) provides comments on Mine Safety and Health Administration’s (“MSHA”) final report of the accident at the Midas mine.

Brent Kristof, Klondex Mines Chief Operating Officer commented, “Klondex recently received MSHA’s report on the tragic accident resulting in the death of Rich Otto at our Midas Mine. The tragic loss of our co-worker, friend, and employee affected us very deeply. Rich Otto was an experienced miner with over 32 years in mining. He was organized, safety conscious and was often used to train other employees. He would never have allowed himself to work in the conditions alleged by MSHA. Safety is and has always been our first priority at Klondex. Our Fire Creek Project was recently recognized for its outstanding safety performance by the Nevada Mining Association in the small underground mine category. We applied this same level of safety to our Midas Mine upon its acquisition in 2014.”

Mr. Kristof continued, “Despite our complete cooperation with MSHA during the investigation, we believe that MSHA failed to consider critical information and reached conclusions which don’t appear to be supported by the evidence in the report. The report fails to analyze root causes of the accident or explain how the physical evidence and facts support its conclusions. We have contested the enforcement actions taken by MSHA and are continuing to challenge the unsupported allegations in the report.”

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is focused on the exploration, development and production of its two high quality gold and silver projects in the mining-friendly jurisdiction of north central Nevada. The 1200 tpd milling facility is processing mineralized materials from the Midas Mine and the Fire Creek Project. Midas is fully-permitted. Fire Creek is located ~100 miles south of Midas and is operating an ongoing bulk sampling program that began in 2013. All major infrastructure is in place at Fire Creek.

For More Information
Klondex Mines Ltd.
Paul Andre Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Dwoskin
Manager, Investor Relations
647-233-4348
adwoskin@klondexmines.com

Cautionary Note Regarding Technical Information and Forward-looking Information
A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.

A production decision at the Midas Mine was made by previous operators of the mine, prior to the completion of the acquisition of the Midas mine by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, the prior production decision were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about current expectations on the timing, extent and success of exploration, development and metallurgical sampling activities, the timing and success of mining operations, the timing and completion of an updated mineral resource estimate in respect of the Midas Project, the Company's intention and ability to monetize mineralized material, the successful execution of the bulk sampling program at the Fire Creek Project, project development and related permitting. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com